# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Installed Building Products, Inc., CIK 0001580905
CUSIP: 45780R101
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 495 S. High Street, Suite 50, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001598688

## Reporting persons
- Jeffrey W. Edwards: type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 183,660; shared voting power 3,717,421; sole dispositive power 183,660; shared dispositive power 3,717,421; aggregate amount beneficially owned 3,901,081 (14.4% of the class)
  Comment: Mr. Edwards has shared voting and dispositive power over the shares directly held by PJAM IBP Holdings, Inc. and Installed Building Systems, Inc. Additionally, Mr. Edwards may be deemed to have shared power to vote or dispose of 173,408 shares held in a trust for the benefit of one of Mr. Edwards' children. Tremont FT, Inc. is the trustee of the trust. Mr. Edwards disclaims any beneficial ownership of shares in which he does not have a pecuniary interest.
- IBP Holding Company: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,127,819; sole dispositive power 0; shared dispositive power 2,127,819; aggregate amount beneficially owned 2,127,819 (7.8% of the class)
  Comment: IBP Holding is the sole shareholder of PJAM and is deemed to have voting and dispositive power over the shares directly held by PJAM.
- PJAM IBP Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,127,819; sole dispositive power 0; shared dispositive power 2,127,819; aggregate amount beneficially owned 2,127,819 (7.8% of the class)
- Installed Building Systems, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,416,194; sole dispositive power 0; shared dispositive power 1,416,194; aggregate amount beneficially owned 1,416,194 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Installed Building Products, Inc.
Address of issuer's principal executive offices: 495 S. High Street, Suite 50, Columbus, Ohio, 43215

## Item 2. Person Filing
Name of person filing:
Mr. Jeffrey W. Edwards
IBP Holding Company ("IBP Holding")
PJAM IBP Holdings, Inc. ("PJAM"); and
Installed Building Systems, Inc. ("IBS" and, together with IBP Holding and PJAM, the "Edwards Investor Entities")
Address of principal business office or, if none, residence:
c/o Installed Building Products
495 S. High Street, Suite 50
Columbus, Ohio 43215
Citizenship: Mr. Edwards is a citizen of the United States of America. IBP Holding and PJAM are corporations incorporated under the laws of the State of Ohio. Installed Building Systems, Inc. is a corporation incorporated under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Jeffrey W. Edwards: 3,901,081
IBP Holding Company: 2,127,819
PJAM IBP Holdings, Inc.: 2,127,819
Installed Building Systems, Inc.: 1,416,194
Percent of class:
Jeffrey W. Edwards: 14.4%
IBP Holding Company: 7.8%
PJAM IBP Holdings, Inc:7.8%
Installed Building Systems, Inc.: 5.2%
Percentage of class amount is based on 27,125,357 shares of Common Stock outstanding as of October 29, 2025 as indicated by the Issuer's Form 10-Q filed on November 5, 2025.
Sole power to vote or to direct the vote:
Jeffrey W. Edwards: 183,660
IBP Holding Company: 0
PJAM IBP Holdings, Inc.: 0
Installed Building Systems, Inc.: 0
Shared power to vote or to direct the vote:
Jeffrey W. Edwards: 3,717,421
IBP Holding Company: 2,127,819
PJAM IBP Holdings, Inc.: 2,127,819
Installed Building Systems, Inc.: 1,416,194
Sole power to dispose or to direct the disposition:
Jeffrey W. Edwards: 183,660
IBP Holding Company: 0
PJAM IBP Holdings, Inc.: 0
Installed Building Systems, Inc.: 0
Shared power to dispose or to direct the disposition:
Jeffrey W. Edwards: 3,717,421
IBP Holding Company: 2,127,819
PJAM IBP Holdings, Inc.: 2,127,819
Installed Building Systems, Inc. 1,416,194

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Statement

## Signatures
- Jeffrey W. Edwards: /s/ Jeffrey W. Edwards, Jeffrey W. Edwards, Individually (02/13/2026)
- IBP Holding Company: /s/ Jeffrey W. Edwards, Jeffrey W. Edwards, President (02/13/2026)
- PJAM IBP Holdings, Inc.: /s/ Jeffrey W. Edwards, Jeffrey W. Edwards, President (02/13/2026)
- Installed Building Systems, Inc.: /s/ Jeffrey W. Edwards, Jeffrey W. Edwards, President (02/13/2026)